kspreen@calfee.com 216.622.8826 Direct	Calfee, Halter & Griswold LLP Attorneys at Law The Calfee Building 1405 East Sixth Street Cleveland, Ohio 44114-1607 216.622.8200 Phone 216.241.0816 Fax www.calfee.com

June 11, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LNB Bancorp, Inc.
Amendment Nos. 1 and 2 to Registration Statement on Form S-1
Filed May 18, 2012 and May 25, 2012
File No. 333-180906

Ladies and Gentlemen:

On behalf of LNB Bancorp, Inc. (the “Company”), we are transmitting for filing via the EDGAR system Amendment No. 3 to the above-captioned Registration Statement (“Amendment No. 3”). Amendment No. 3 has been marked to indicate the changes to the Registration Statement in accordance with the provisions of Rule 310 of Regulation S-T.

This letter also responds to the comments on the above-captioned filing which were issued in your letter dated May 31, 2012. For your convenience, we have repeated your comments in italics followed by our response.

Amendment Nos. 1 and 2 Registration Statement on Form S-1

Prospectus Cover Page

SEC Comment #1:

Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

Cleveland | Columbus | Cincinnati

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

June 11, 2012

Response:

We have revised the prospectus supplement cover page in response to the staff’s comment. As we noted in our response to prior comment 5 in the staff’s letter dated May 17, 2012, we will include the names of the underwriters in a pre-effective or post-effective amendment to the registration statement that is filed before the distribution of prospectuses to potential bidders in the auction.

SEC Comment #2:

We note your response and revised disclosure in response to comment 1 in our letter dated May 17, 2012. Please revise the base prospectus cover page, and elsewhere if applicable, to eliminate references to “prevailing market prices”.

Response:

In response to the staff’s comment, we have revised the applicable disclosure to eliminate references to “prevailing market prices.” See the base prospectus cover page and the “Plan of Distribution” section on page 17 of the base prospectus.

Plan of Distribution, page 17

SEC Comment #3:

We note your response to prior comment 5 in our letter dated May 17, 2012. Please revise to disclose the information provided in your response.

Response:

As we noted in our response to prior comment 5 in the staff’s letter dated May 17, 2012 and in our response to comment 1 above, we will include the names of the underwriters in a pre-effective or post-effective amendment to the registration statement that is filed before the distribution of prospectuses to potential bidders in the auction. As a result, at the time prospectuses are distributed to potential bidders in the auction, the underwriters will have been named in the prospectuses. Accordingly, we believe that the requested disclosure referenced in the staff’s comment 3 will be moot at the time prospectuses are distributed and we respectfully submit that inclusion of such requested disclosure in the prospectus is unnecessary.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

June 11, 2012

The Company acknowledges the staff’s closing comments and will comply with the requests set forth therein.

Should you require any further information from the Company or if you have questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned or, in my absence, John Jenkins ((216) 622-8507, jjenkins@calfee.com).

Very truly yours,

/s/ Kristofer K. Spreen

Kristofer K. Spreen

cc:	Daniel E. Klimas
Gary J. Elek
John J. Jenkins